Exhibit 99.1

Taboola Hosts Investor Day, Reaffirms Q1 Guidance, and Announces ex-TAC Gross Profit Target of over $1 Billion by 2025

NEW YORK, NY – March 29, 2022 - Today, Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, is hosting its first investor day as a public company today at 8:30 a.m. ET in New York City. The event will feature presentations by leaders from across Taboola, customer sessions and product demonstrations to showcase the company’s strategy, market opportunities, growth initiatives and strong financial model.

In connection with the event, the company is announcing it is targeting ex-TAC Gross Profit to exceed $1 billion by 2025 while maintaining 30%+ Adjusted EBITDA margins. The company is also re-affirming Q1 2022 financial guidance ranges that it released on February 22, 2022.

“Our vision is to be the recommendation engine for the Open Web bringing integrated, beautiful, relevant experiences to users,” said Adam Singolda, Founder and CEO, Taboola. “Our first Investor Day brings together leaders from across our company and includes some of the biggest names in publishing, advertising and device manufacturing joining us to share the strength of our partnerships. Together, we are all focused on achieving our key targets over the coming years.”

During today's event, Taboola will outline several key factors driving its vision, including:

●
Market: The open web is a $64 billion market where there is a significant opportunity for Taboola to gain share by bringing the power of the “Walled Garden” recommendations experiences to the open web for publishers and advertisers. Third party cookie deprecation can be a potential share gain accelerator as advertisers look more to context oriented partners like Taboola.

●
Differentiated platforms: Comprehensive advertiser and publisher platforms deliver differential value to our partners creating a strong moat. Results in top publisher tenure of 5+ years and average contract length of 3+ years at inception on a revenue weighted basis.

●
Technology innovation: Leading deep learning AI supported by years of investment: $100M+ in R&D investments, 500 R&D employees, 85 research engineers. Results in continual pipeline of innovation: Homepage for You, SmartBid Dimensions, Taboola News, High Impact Placements, and more.

●
Expansion into e-commerce: Connexity acquisition unlocks new growth and uniquely positions Taboola to support publishers in contextual embedding e-commerce into their platforms as commerce transitions on-line.

●	Strong financial model: Strength of the company’s business model results in a long runway for profitable growth and attractive cash flow generation.

To watch the livestream of the event, please see the Event section on Taboola’s Investors website at https://investors.taboola.com.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Disclaimer - Forward-Looking Statements

Certain statements in this press release are, and in the related Investor Day presentation and discussion will be, forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”).  Forward-looking statements are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, the Company’s  2025 ex-TAC Gross Profit target and related Adjusted EBITDA margins, the reaffirmation of its Q1 2022 guidance and statements regarding future prospects, market opportunities, competitive strengths, product development and business strategies.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and as a result there can be no assurance that any of the contemplated results of such forward-looking statements will be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks and uncertainties set forth in the Company’s Annual Report of Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,”  the Company’s Registration Statement on Form F-1 filed on September 1, 2021, as amended or supplemented from time to time, under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-looking Statements” and in the Company’s subsequent filings with the Securities and Exchange Commission.  The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.  The Company undertakes no duty to update these forward-looking statements except as may be required by law.

Contacts

Investors:
Jennifer Horsley
investors@taboola.com

Press:
Dave Struzzi
press@taboola.com